TheRoyceFunds
745 Fifth Avenue
New York, NY 10151

P 212-508-4500
P 800-221-4268
F 212-832-8921

roycefunds.com

December 23, 2015

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mark Cowan, Division of Investment Management

Re:	The Royce Fund (the “Trust”)
File Nos. 002-80348 & 811-03599

Dear Mr. Cowan:

This letter is in response to telephonic comments received from you regarding Post-Effective Amendment No. 128 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 130 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (the “Prior Amendment”). The Prior Amendment was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2015.

Set forth below are the Commission staff’s comments in italics along with the Trust’s responses to those comments. Today, the Trust is filing Post-Effective Amendment No. 129 under the 1933 Act and Amendment No. 131 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment, which is being filed pursuant to Rule 485(b) under the 1933 Act and will go effective automatically on December 25, 2015 pursuant thereto, incorporates the Trust’ responses to the Commission staff’s comments and makes certain non-material updating changes. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

1.	Comment: Please include the relevant Tandy representations in your response letter and submit such letter as Edgar correspondence.

Response: The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
Comment: In the footnotes to the fee table for Royce Global Financial Services Fund (“Financial Services”), please revise the expiration date of the contractual expense cap arrangement so that is expires no less than one year from the effective date of the Amendment.

COMMITTED TO SMALLER COMPANIES, DEVOTED TO VALUE

Response: The expiration date of Financial Services’ contractual expense cap arrangement has been changed from April 30, 2016 to December 31, 2016. The relevant footnote has been updated accordingly.

3.
Comment: With respect to Financial Services, please add disclosure to the effect that it will invest at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets, in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

Response: The requested change has been made.

4.
Comment: With respect to each of Financial Services and Royce International Premier Fund (“International Premier”), please change its policy of investing at least 80% of its net assets in the relevant type of equity securities to one in which it invests “at least 80% of its net assets plus borrowing for investment purposes” in the relevant type of equity securities (emphasis added).

Response: Because Fundamental Investment Policy #4 for each of Financial Services and International Premier prohibits it from borrowing for investment purposes, the Trust believes that making the requested changes would be confusing and potentially misleading to investors and therefore respectfully declines to make such changes.

5.	Comment: Please list in the Prospectuses the specific types of equity securities in which each Fund may invest.

Response: Each Prospectus and the SAI contain disclosure to the effect that the term “equity securities” has the meaning set forth in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Prospectuses and the SAI also contain examples of certain types of equity securities in which each Fund may invest that are consistent with the Exchange Act definition.

6.
Comment: Please confirm supplementally that each of Financial Services and International Premier will consider the holdings of the investment companies in which it invests, if any, when determining compliance with the requirement that it invest at least 80% of its net assets in the relevant type of equity securities.

Response: The Trust hereby confirms that that each of Financial Services and International Premier will consider the holdings of the investment companies in which it invests, if any, when determining compliance with the requirement that it invest at least 80% of its net assets in the relevant type of equity securities.

7.
Comment: Please provide more detailed disclosure regarding the investment strategy used by each of Financial Services and International Premier and the risks associated with Financial Services’ investment, under normal market conditions, of at least 80% of its assets in equity securities of companies “principally” engaged in the financial services industry.

Response: The Trust has reviewed the relevant disclosure and believes it complies in all material respects with the requirements of Form N-1A and the applicable federal securities laws. As a result, the Trust respectfully declines to revise the relevant disclosure as requested.

8.	Comment: Please delete all references to any non-principal investment strategies and resulting risks from both prospectuses.

Response: The Trust has reviewed the relevant disclosures for each of Financial Services and International Premier and believes they comply in all material respects with the requirements of Form N-1A and the applicable federal securities laws. As a result, the Trust respectfully declines to revise the relevant disclosures as requested.

9.
Comment: Please confirm supplementally that the performance shown in each Prospectus does not represent the performance of an existing share class that has been adjusted to reflect the fees and expenses of the new share classes being registered by the Amendment.

Response: The Trust hereby confirms that that the performance shown in each Prospectus is for the relevant share class as identified in such Prospectus and that such performance has not been adjusted to reflect the fees and expenses of the new share classes being registered by the Amendment.

10.
Comment: Please indicate that portfolio securities received by shareholders in connection with a redemption-in-kind will remain subject to market risk and that the sale of such portfolio securities by shareholders will result in transaction costs and may result in adverse tax consequences.

Response: The Trust has added the requested disclosure to the SAI. The Trust also represents that it will add the requested disclosure to all of its statutory prospectuses when they are updated in 2016.

11.	Comment: When indicating that a portfolio manager has managed a Fund since its inception, please provide the inception date for the applicable Fund.

Response: The requested disclosure has been added to the Amendment. The Trust also represents that it will add the requested disclosure to all of its statutory prospectuses when they are updated in 2016.

12.	Comment: Each Prospectus contains the following disclosure:

“The Fund does not expect to purchase or sell foreign currencies to hedge against declines in the U.S. dollar or to lock in the value of any foreign securities that it purchases.”

Consider deleting such disclosure as a negative strategy (i.e., a strategy not to engage in foreign currency hedging) is not a principal investment strategy.

Response: The Trust believes that the intentions of a global and international funds such as the Funds not to engage in foreign currency hedging is an important piece of information regarding their investment programs, irrespective of whether such intentions constitute negative strategies for Form N- 1A purposes. We believe such disclosure emphasizes to prospective investors that they will be assuming currency risk in connection with their investments in the Funds. As a result, the Trust respectfully declines to delete the relevant disclosures as requested.

13.	Comment: Please indicate in the SAI that engaging in reverse repurchase agreements may be considered a form of borrowing.

Response: The requested disclosure has been added to the Amendment.

14.	Comment: Please add disclosure to the Amendment whether or not a Fund’s investment objective may be changed without shareholder approval.

Response: The SAI has been revised to indicate that each Fund’s investment objective is not a fundamental investment policy and, as such, may be changed by the Board of Trustees of the Trust without shareholder approval.

15.	Comment: Please confirm supplementally that the Trust’s Treasurer performs the functions of a chief financial officer and chief accounting officer.

Response: The Trust hereby confirms that its Treasurer performs the functions of a chief financial officer and chief accounting officer.

We believe that the proposed modifications set forth in the Amendment are responsive to the Commission staff’s comments. Please contact me at (212) 508-4578 if you have any questions or comments.

Very truly yours,

/s/John E. Denneen
John E. Denneen
General Counsel